LAW OFFICES OF

Naccarato & Associates

1100 Quail Street, Ste. 100

Newport Beach, California 92660

Phone: 949-851-9261

Fax: 949-851-9262

September 2, 2014

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Digital Solutions, Inc.
Amendment No 1 to
Draft Registration Statement on Form S-1
Submitted August 5, 2014
CIK No. 0001011662

Dear Ms. Long:

We are securities counsel to Global Digital Solutions, Inc. (“GDSI” or the “Company”), and on behalf of our client we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 27, 2014, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on August 5, 2014 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on August 5, 2014), all page references herein correspond to the page of the revised draft of the Registration Statement.

Confidential Draft Registration Statement on Form S-1 Submitted August 5, 2014

General

1. Please include interim financial statements for the period ended June 30, 2014. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

The Company has revised the disclosure in the Registration Statement by adding the interim financial statements on pages F-19 – F-33, and updating the financial information throughout the Registration Statement to address the Staff’s comment.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

2. We continue to evaluate your response to comment three in our letter dated May 2, 2014 with respect to the company’s shell company status prior to the acquisition of North American Custom Specialty Vehicles, LLC. In this regard, please address the following:

•	You state that the winding down of your operations in the telecommunications industry was not completed until June 30, 2014. In light of your lack of revenues for both years ended 2012 and 2013, including minimal or no cost of revenues for both years, as well as no assets of discontinued operations for the most recently completed fiscal year, please help us understand the nature of your winding down operations, following the disposition of the remaining assets related to the operations of Bronco in January 2013. In this regard we note your disclosure in Note 11 to your financial statements (page F-17).

During 2013 and thru June 30, 2014, GDSI employee William Delgado, who is based in California, was involved with engineering projects for GDSI client Pacific Utility Construction. Pacific Utility Construction was working on various telecommunications projects at UC Davis in Sacramento. GDSI was obligated to complete this work even though it received no revenue during the 2013 –2014 time period. The projects involved Mr. Delgado’s expertise in Outside Plant and Building Engineering. Mr. Delgado, as principal engineer, was responsible for completion of all engineering work, including ongoing adds, moves, and changes. The Company incurred the cost of Mr. Delgado’s compensation during this period, the expense of office facilities for Mr. Delgado in California, telephone, internet and office supply expense.

•	You state that the company, while winding down the former business and focusing on entering into a different business segment, had in effect operations in two industries. Based on your prospectus disclosures, it appears that your efforts were directed towards finding acquisition targets rather than being involved in operating an actual business. Please clarify your statement accordingly.

As stated above, Mr. Delgado continued to provide engineering services for Pacific Utility Construction. During the period from January 2013 through November 2013, the Company was actively involved in the business operations of Airtronic as discussed below. This was in addition to looking at acquisition opportunities

As the principal funding source for Airtronic during 2013, and as the expectant owner of Airtronic upon the conclusion of the bankruptcy proceedings, the Company took an active roll in managing its investment in Airtronic.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

The Company was actively involved in all aspects of Airtronic’s finances. GDSI’s CFO took over the day-to-day management of cash, which included the approval of all purchase orders and all expenditures. In addition, the Company recreated Airtronic’s inventory and fixed asset records from the beginning of 2010, a significant task which involved over 500 man hours expended by the Company’s CFO and outside professionals. In addition, the Company reconciled on a monthly basis, starting from January 2010, all the balance sheet accounts. Additionally, the Company rationalized the bidding process, updated its standard costing procedures and costs, and its inventory management system.

GDSI’s CEO was responsible for sales and marketing. Airtronic’s CEO was responsible in the past for this and worked closely with GDSI’s CEO to land new OEM orders which resulted in Airtronic finally being awarded a large OEM order in mid 2013.

The Company has now clearly disclosed these facts in Registration Statement on page 27 to address the staff’s comment.

•	Following the signing of the October 22, 2012 Agreement of Merger and Plan of Reorganization with Airtronic, you state that you “took an active role in the management and day-to-day business operations of Airtronic.” Please tell us whether your involvement with the management of Airtronic was a result of a contractual agreement between the two parties or whether it was court approved. In this regard, we note that the provisions of Article V of the merger agreement regarding the conduct of the businesses during the pendency of the merger (Exhibit 2.3) are silent with respect to the company’s involvement in Airtronic’s management and the day-to-day business operations. In addition, please explain to us the role, if any, that the Airtronic’s management team played in managing Airtronic’s business while you were also involved with the day-to-day business operations.

As discussed in the response above, the Company was actively involved in the day-to-day management of Airtronic to protect its investment and to assure that Airtronic would emerge from bankruptcy as a viable going concern.

Airtronic’s team included its CEO, a bookkeeper who also acted as office manager, a part-time engineer who oversaw assembly, one assembly line worker, one warehouse worker who assisted in assembly, a quality control engineer, an IT assistant and a bidding engineer. Additional part-time staff were hired as needed for assembly.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

•	At the end of page seven of your response letter, you list the development of the Cool Sound Industry technology and the GDSI Gatekeeper as part of your ongoing operations. However, these statements appear to be inconsistent with your disclosures on page 21 where you state that you had entered into a letter of intent to acquire Cool Sound Industries, Inc., but in the first quarter of 2014 you decided to no longer pursue the transaction. Similarly, with respect to the Gatekeeper technology, you disclose that “[w]hile at Applied Digital Solutions, Inc., Richard J. Sullivan, [y]our Chairman and CEO, oversaw the production and development of an operational combination of bio-sensor technology and Web-enabled wireless telecommunications linked to GPS location-tracking system.” It would appear that Gatekeeper was developed by Applied Digital Solutions and not GDSI, and it is unclear whether or not you are now licensing such technology from Applied Digital Solutions.

With respect to the development of the Cool Sound Industries technology, the point the Company was making in the letter dated August 5, 2014 was that for a period of approximately seven months, it was engaged in the development of a product which did no work out. The Company has updated the disclosure in the Registration Statement on page 25 to indicate that after it concluded that the technology did not accomplish what the Company envisaged, it terminated the letter of intent.

The Company has revised its disclosure of the Gatekeeper technology on page 25 of the Registration Statement and has removed any reference to Applied Digital Solutions since it is not developing or licensing their technology.

•	Further expand your analysis of the bullet points included on page eight of your response letter to provide concrete examples for the following claims: (i) that you entered into agreements with customers and vendors; (ii) that you maintained employees other than your executive officers; and (iii) that you incurred material operating expenses.

(i)           (a) On behalf of Airtronic, the Company procured a large order from a well know OEM for approximately $332,000. This was the only external order (i.e. non-military order) Airtronic received in 2013.

(b) The Company commissioned a feasibility study from Parametric Solutions, Inc. to evaluate the Cool Sound Technology.

(c) The Company hired external consultants to assist it with the recreation of Airtronic’s inventory and to implement and write-up controls and procedures.

(d) The Company hired independent accountants to audit Airtronic’s historical financial statements.

(e) The Company engaged legal counsel to represent it in the Airtronic bankruptcy proceedings.

(ii)	The Company has always stated that it has 4 full time employees who also happen to be officers. The Company also uses external professionals on an as needed basis. Please see page 28 of the Registration Statement.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

(iii)	For years ended December 31, 2013 and 2012 the Company incurred the following operating expenses:

	2013	2012
Communications	$5,016	$1,226
Compensation and benefits	5,443,707	200,000
Debt issuance costs	1,385,000	-
Facility expense	13,275	-
Investment expense	514,808	-
Investor relations and marketing	380,944	81,125
Office supply and support	55,231	3,205
Professional and filing fees	554,408	11,075
Travel and entertainment	31,858	4,653
	$8,384,247	$301,284

For the six months ended June 30, 2014 the Company incurred the following operating expenses:

2014
Compensation and benefits	$4,690,065
Acquisition costs	754,572
Debt issuance costs	100,000
Investment banking fees	412,498
Investor relations and marketing	186,163
Office support and supply	71,871
Professional and filing fees	446,023
Depreciation and amortization	12,830
Other	16,654
$6,690,676

We may have additional comments following the review of your response.

Prospectus Summary, page 3

Acquisition of North American Custom Specialty Vehicles, LLC, page 3

3. Please expand your disclosure of the material acquisition terms to disclose that the 645,161 shares issued at closing have a “Discounted Value” of $200,000 and that the additional post-closing contingent consideration, consisting of GDSI shares will have a “Discounted Value of up to, but not exceeding, an aggregate of $2,400,000.” We note that the equity purchase agreement (Exhibit 2.5) defines Discounted Value as 80% of the market price.

The Company has revised the disclosure in the Registration Statement on page 3 to address the Staff’s comment.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

Risk Factors, page 6

General

4. We note your revised disclosures in response to comment 16 in our letter dated May 2, 2014. However, we still note references to the letters of intent in the third risk factor on page 6, and the second risk factor on page 9. Please revise your disclosures accordingly.

The Company has revised the disclosure in the Registration Statement on pages 6 and 9 to address the Staff’s comment.

We will need additional financing to fully implement our business plan…, page 6

We may face strong competition from larger, established companies, page 9

Management’ s Discussion and Analysis of Financial Condition and Results of Operations, page 17

5. We note your response to comment 15 in our letter dated May 2, 2014. Your disclosures, however, continue to reference the “knowledge-based and culturally attuned social consulting” and “unsettled areas” language throughout your registration statement without additional clarification. We re-issue the comment.

The Company has revised the disclosure in the Registration Statement on pages 6, 9 and 17 to address the Staff’s comment. The Company has removed all reference to “knowledge-based and culturally attuned social consulting” and “unsettled areas” language throughout the registration statement.

Use of Proceeds, page 16

6. We note that you are registering 4,250,000 shares of common stock issuable upon the conversion of warrants. To the extent that the warrants are convertible into shares of common stock upon payment of a warrant exercise price, please revise your disclosure to include the proceeds you may receive from the warrant exercise.

The Company has revised the disclosure in the Registration Statement on pages 5 and 16 to address the Staff’s comment.

Financial Condition, page 20

7. Please revise your disclosure to explain what are NIMS standards Type I through Type IV.

The Company has revised the disclosure in the Registration Statement on page 22 to address the Staff’s comment. The NIMS Standards are very detailed and the Company has attached them as Exhibit 99.1 to the Registration Statement.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

8. You disclose that your business plan is to acquire “between 5 and six companies by the end of December 2015.” We direct your attention to the second half of our comment 16 in our letter dated May 2, 2014 related to overstating disclosure of acquisitions which are not currently probable. In addition, please disclose whether you have currently identified the target companies, whether you have entered into a written agreement related to any of these acquisitions, and whether you have any commitments to obtain the $70 million needed to finance them.

Since the Company is in preliminary discussions with potential targets, has not entered into any written agreements with them, has not received a commitment for the $70 million the Company estimated it would need to finance their acquisitions, and cannot state that any are probable at this time, the Company has removed all reference to such potential acquisitions in the Registration Statement.

Business, page 20

Our Strategy, page 20

9. Please revise your disclosure to explain the “Analog to Digital” shift that is occurring in the defense and intelligence marketplace, and to describe the role that you will play as a facilitator.

The Company has revised the disclosure in the Registration Statement on page 24 to address the Staff’s comment.

Proprietary Technology – Gatekeeper, page 21

10. Since Gatekeeper appears to be a technology developed by a third party, please explain whether you have obtained any licensing rights to it. If so, please describe the material terms of the licensing agreement and to the extent required, file the agreement as an exhibit to the registration statement.

The Company has revised the disclosure in the Registration Statement on page 25 to address the Staff’s comment.

Management, page 25

11. Please disclose whether the 12 million restricted stock units granted to Mr. Norris were made under the 2014 Equity Incentive Plan. Please file the RSU agreement as an exhibit to the registration statement, or otherwise tell us why you are not required to do so.

The Company has revised the disclosure in the Registration Statement on page 30 to address the Staff’s comment. The Company has filed the Restricted Stock Unit Agreement as Exhibit 10.21 to the Registration Statement.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

Selling Stockholders, page 31

12. With respect to the shares issued in private placements or in connection with a private placement, please revise relevant footnote disclosure to indicate the date and year when the shares were issued.

The Company has revised the disclosure in the Registration Statement on pages 36 – 38 to address the Staff’s comment.

Exhibits

13. With respect to Exhibits 10.4 through 10.7, you indicate that they are incorporated by reference from Form 10 filed on 9/20/13. It appears that these exhibits were filed with a Form 10 amendment on September 10, 2014. Please correct the dates as necessary.

The Company has revised the disclosure in the Registration Statement on Exhibit Index page E-1 to address the Staff’s comment.

14. It appears that the addendum to the Investment Banking Agreement with Midtown Partners is filed as Exhibit 10.17 to the registration statement, rather than Exhibit 10.18 as indicated in the Exhibit Index. Please correct as necessary.

The Company has amended the Exhibit Index on page E-2 to reflect that the addendum is Exhibit 10.17 rather than Exhibit 10.18 to address the Staff’s comment.

************

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 2, 2014

Please direct your questions or comments regarding this response to me at (949) 851-9261. Thank you for your assistance.

Very truly yours,

/s/ Owen Naccarato
Law offices of Naccarato & Associates

cc:	David A. Loppert
Global Digital Solutions, Inc.